

VIA FACSIMILE AND U.S. MAIL

July 15, 2008

Mr. Leon Tempelsman
President and Chief Executive Officer
Lazare Kaplan International Inc.
19 West 44th Street
New York, NY 10036

> **Re:** **Lazare Kaplan International Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2007**
> **Filed August 29, 2007**
> **Form 10-Q for Fiscal Quarter Ended February 29, 2008**
> **Filed April 14, 2008**
> **File No. 1-7848**

Dear Mr. Tempelsman:

We have reviewed your response dated June 20, 2008 to our comment letter dated May 19, 2008 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended May 31, 2007

Exhibit 13 – 2006 Annual Report to Security Holders

Note 10. Investments in Unconsolidated Joint Ventures, page 30

1. We reviewed your response to comment three in our letter dated May 19, 2008. You state that you consider Nozala to be a variable interest entity and that you are the primary beneficiary. As such, it appears to us that you are required to consolidate the entity pursuant to the requirements of FIN 46R. Please tell us the basis in GAAP for concluding that the variable interest entity is not subject to the consolidation requirements of FIN 46R given your conclusion that you are the

primary beneficiary. Also, please provide us an analysis that supports your position that that the effect of consolidating Nozala would be immaterial to your financial position and results of operations from both a quantitative and qualitative perspective. Refer to SAB Topic 1:M. If you conclude that Nozala should be consolidated and the effect of the error on previously issued financial statements is material, we would expect you to restate your financial statements as appropriate. Otherwise, we would expect you to revise your financial statements on a prospective basis to comply with GAAP. Please advise.

2.   Notwithstanding the above comment, please provide us with a more detailed assessment of who has voting control of Nozala. In your response, please tell us how disagreements between the partners in regard to decisions in the ordinary course of business are resolved. Additionally, tell us your business purpose for entering into the Supplement to the Memorandum of Agreement, whereby 10% of all ordinary voting shares outstanding in Nozala were transferred into your partner's name, but you remained the beneficial owner of such transferred shares.

Form 10-Q for Fiscal Quarter Ended February 29, 2008

Note 2. Accounting Policies, page 6
Other income, page 7

3.   We reviewed your response to comment five in our letter dated May 19, 2008. We do not believe your response supports your position that the license right has significant value to the counterparty on a standalone basis and should be accounted for as a separate unit of accounting. Please specifically address why you believe you meet the criterion in paragraph 9.a. of EITF 00-21. In particular, please discuss the ability of the licensee to resell the delivered item on a standalone basis and provide a more detailed analysis of the facts and circumstances that support your position that the ongoing products you deliver under the exclusive sales agreement are not essential to the counterparty receiving the expected benefit of the up-front license payment. In addition, please elaborate on the facts and circumstances that support your view that the up-front license fee represents the culmination of a separate and discrete earnings process given your continuing involvement under the exclusive sales agreement. Refer to item A.3.f. of SAB Topic 13:T.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR.

Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Staff Accountant Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief